Exhibit 99.1

FLAMEL TECHNOLOGIES S.A.

Flamel Technologies Announces Election of New Board at Annual Meeting of Shareholders

Lyon, France, June 22, 2005 Flamel Technologies (NASDAQ: FLML) announced today the results of its annual meeting of shareholders held on June 22, 2005. At the meeting, the shareholders passed the resolutions proposed by the O.S.S. Shareholders and elected Messrs. Cornelis Boonstra, Randy H. Thurman and Elie Vannier as directors. Each of the newly elected directors received the support of approximately 11.7 million votes, or approximately 88% of the approximately 13.4 million votes cast at the meeting. Each of the proposals to re-elect the former directors was rejected by the shareholders meeting.

Following the annual meeting of shareholders, the newly elected board held its first meeting. At that meeting, Mr. Elie Vannier was elected Chairman of the Board and the board appointed Stephen H. Willard to serve as Chief Executive Officer.

The newly-elected board made the following statement. “Your new board expresses its appreciation for the overwhelming support it has received from the Flamel shareholders at this morning’s meeting. Your board believes in the great potential of Flamel’s technology, its management and its employees. We look forward to working with Flamel’s management to realize the value of that potential for shareholders, employees and other stakeholders. In addition, the board also wishes to thank Dr. Soula for all his contributions to Flamel over the last fifteen years.”

Mr. Willard commented, “I am honored to have the support of the new board and look forward to continuing to work with the outstanding people at Flamel, with our partners and with the new board to develop the potential of the Company and its technologies.”

The Company has scheduled a conference call for Thursday, June 23, 2005 at 8:30 AM (EDT). Investors in the United States and Canada are invited to dial 1-800-374-1498. International callers are invited to dial 1-706-634-7261. Please reference Flamel Technologies Conference Call or Conference ID: #7363444. The conference call will also be web cast on the company’s website: www.flamel.com.

The Company also announces that it expects to release its financial results for the second quarter by the end of July 2005. At that time, Flamel Technologies currently expects to report a net loss in the range of $8.5 million to $9.5 million for the quarter ended June 30, 2005.

Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Micropump® is a controlled release and taste-masking technology for the oral administration of small molecule drugs. Flamel’s Medusa® technology is designed to deliver controlled-release formulations of therapeutic proteins.

This document contains a number of matters, particularly as related to financial projections and the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The presentation reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel’s reliance on outside parties and key strategic alliances. These and other risks are described more fully in Flamel’s Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2004.

CONTACT: Flamel Technologies, S.A.
Stephen H. Willard, 202-862-3993 Fax: 202-862-3933 E-Mail: Willard@flamel.com or Charles Marlio, 202-862-8535 Fax: 202-862-3933 E-Mail: Marlio@flamel.com